August 28, 2013

VIA EDGAR

Ms. Suzanne Hayes Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.W. Washington, D.C. 20549

Re:	Comment Letter Dated August 6, 2013
Affiliated Managers Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-13459

Dear Ms. Hayes:

Affiliated Managers Group, Inc. (the "Company") respectfully submits this letter in response to comments contained in your letter dated August 6, 2013 relating to the Company's Annual Report on Form 10-K filed on February 22, 2013 with the Securities and Exchange Commission. We have attempted to address all of the comments below. We have, for convenience, reproduced the staff's comments, followed by our responses.

Form 10-K for the Fiscal Year ended December 31, 2012

Item 1. Business, page 1

Government Regulation, page 6

1. Comment: Please expand this section in future filings to describe more fully the regulatory environment in which you operate; for example, disclose your primary regulators and the material rules and regulations to which you are subject. Your revised disclosure also should clarify the regulations applicable to your affiliates, including whether any are registered as investment advisers or broker-dealers, or whether you or your affiliates rely on any exemptions from registration. Briefly describe your compliance structure and explain how you ensure your affiliates comply with applicable laws, rules and regulations.

Response:

We will revise future filings as the Staff has requested.

Ms. Suzanne Hayes
August 28, 2013

Item 1A. Risk Factors, page 7

We expect that we will need to raise additional capital in the future…, page 10

2. Comment: In future filings, please clarify whether the additional purchase payments related to prior acquisitions could represent amounts that are material to your business and operations and, if so, quantify these amounts. Please also clarify under what circumstances you would be required to purchase additional equity from your affiliates.

Response:

We will revise future filings as the Staff has requested.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 22

Revenue, page 22

3. Comment: We note that the decline in your ratio of revenue to average assets under management (AUM) resulted from changes in the composition of your AUM, including decreases in AUM in certain products that realize comparatively higher fee rates and increases in AUM in certain products that realize comparatively lower fee rates. Please revise your future filings to more clearly identify the asset classes generating higher fees to which the mix has shifted, as well as the asset classes generating lower fees from which the mix has shifted. To the extent possible, quantify the range or relative differential between the fees of these respective classes.

Response:

In future filings, to the extent there are significant changes in the composition of AUM across our operating segments or within an operating segment, we will include an enhanced discussion of the changes including, to the extent possible, quantification of the impact of the change on our ratio of revenue to average assets under management. We would like to note that, as discussed in our public disclosure generally, we manage our business on the basis of our three operating segments, representing our three distribution channels (institutional, mutual fund and high net worth).

Liquidity and Capital Resources, page 28

Market Risk, page 34

4. Comment: We note that your revenue is derived primarily from advisory fees which are based on AUM. Please revise your future filings to include a sensitivity analysis that demonstrates the impact that changes in the fair value of your managed assets could have on your results of operations (e.g. revenues and net income, etc.).

Ms. Suzanne Hayes
August 28, 2013

Response:

We will revise future filings as the Staff has requested.

Item 8. Financial Statements and Supplementary Data, page 40

Notes to Consolidated Financial Statements, page 48

Note 1. Business and Summary of Significant Accounting Policies, page 48

(k) Revenue Recognition, page 51

5. Comment: We note that asset-based advisory fees are based upon a percentage of the value of client assets managed. For payments to brokers and advisors related to the placement of these products, please revise your future filings to address the following:

•
Clearly address how the expenses paid are computed for the various products. Also, quantify the amount of distribution expense related to your AUM and explain how these amounts are reflected in your Statements of Income.

•
Explain whether the amounts involved are reported on a gross or net basis and how you considered the guidance of ASC 605-45 in terms of reporting the distribution expenses related to the placement of these products.

Response:

We will revise future filings as the Staff has requested.

6. Comment: We note that your performance-based advisory fees are recognized when they are earned based on the contractual terms of the agreements and when collection is reasonably assured. Please identify and quantify the extent to which these fees are subject to contingent repayment based on the applicable funds achieving earnings in excess of a specified minimum return.

Response:

Under our revenue recognition policy, we do not recognize revenue from performance fees until such fees are no longer subject to contingent repayment. In future filings, we will expand our summary of significant accounting policies to clarify this policy.

Ms. Suzanne Hayes
August 28, 2013

Note 6. Variable Interest Entities, page 59

Sponsored Investment Funds, page 59

7. Comment: Please revise your disclosure in future filings to provide a more detailed discussion regarding your process to determine whether to consolidate any of the Affiliates' investment funds. For those funds that are VIEs in accordance with ASC 810-10-15-14, explain the quantitative assessment you perform to determine whether you are the primary beneficiary. For those funds that you determined do not meet the definition of a VIE, disclose that these funds are considered voting interest entities and describe the process you go through to evaluate the rights of the limited partners to determine whether to consolidate the fund in accordance with ASC 810-20-25.

Response:

We will revise future filings as the Staff has requested.

Definitive Proxy Statement Filed April 30, 2013

Compensation Discussion and Analysis, page 11

2012 Compensation Elements - Performance-based Cash Compensation, page 19

8. Comment: Please revise your disclosure in future filings to clarify how you use the Executive Incentive Plan formula to determine the bonus pool amount. For example, we note that achievement of the baseline earnings target (10%) results in an initial discretionary bonus pool of $18 million. It is unclear how achievement of the secondary growth target (16%) translated to $27.5 million available for payment to named executive officers. Also describe the additional factors the committee considered in exercising its discretion when determining the actual bonus amounts.

Response:

We will revise future filings as the Staff has requested.

2012 Compensation Elements - Equity-based Compensation Awards, page 21

9. Comment: In future filings, please expand your disclosure to specify the elements of corporate and individual performance that you considered when granting the equity-based awards to your named executive officers and to clarify the reasons underlying disparate award amounts or year-over-year changes. In this regard, we note that you increased the amount of equity awards granted in 2012 significantly. It is unclear why you awarded a greater increase in compensation to your chief executive officer, while imposing an across-the-board increase for all other named executive officers.

Ms. Suzanne Hayes
August 28, 2013

Response:

We will revise future filings as the Staff has requested.

With respect to your comment about our increases in compensation in 2012, we would also like to note that the increase in compensation to our chief executive officer, president, and chief financial officer was generally in line (the percentage change varied only modestly, from 31% on the lower end to 33% on the upper end).

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (617) 747-3303.

Sincerely,

/s/ Jay C. Horgen

Jay C. Horgen
Chief Financial Officer and Treasurer